Prospectus Supplement
John Hancock Financial Opportunities Fund (the fund)
Supplement dated November 27, 2024 to the current Prospectus, as may be supplemented (the Prospectus)
The following replaces any references, contained either in the Prospectus or the Prospectus Supplement, with respect to the fund’s: (i) last reported sale price; (ii) net asset value (“NAV”) per Common Share; and (iii) percentage premium to NAV per Common Share.
The last reported sale price, NAV per share and percentage premium to NAV per share of the Common Shares as of November 25, 2024 were $39.45,
$39.01, and 1.13%, respectively.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.
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